SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.      )*

NETSOLVE, INCORPORATED

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

64115J106

(CUSIP Number)

Dan Scheinman Senior Vice President, Corporate Development Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134 (408) 526-4000	Lynda M. Twomey, Esq. Fenwick & West LLP 275 Battery Street San Francisco, CA 94111 (415) 875-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 64115J106	Page 1 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems, Inc., I.R.S. Identification No. 77-0059951
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None 8 SHARED VOTING POWER 2,000,918 shares of common stock[1] 9 SOLE DISPOSITIVE POWER None 10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,918 shares of common stock[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) (See Item 6)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1% of common stock[2]
14	TYPE OF REPORTING PERSON (See Instructions) CO
[1]	Represents the aggregate number of shares of the issuer’s common stock held by executive officers and directors and their affiliates and certain other stockholders of the issuer, each of whom entered into a voting agreement dated September 9, 2004 with Cisco Systems, Inc. (“Cisco”) obligating the holder to vote such shares in favor of the proposed acquisition of the issuer by Cisco and related matters, and with respect to which such persons granted Cisco a proxy granting Cisco the right to vote on each such person’s behalf in favor of such matters. Cisco expressly disclaims beneficial ownership of any of the shares of the issuer’s common stock subject to the voting agreements and proxies.
[2].	Based on 11,683,985 shares of the issuer’s common stock outstanding as of September 8, 2004, as represented by the issuer in the Agreement and Plan of Merger discussed in Items 3 and 4 below.

CUSIP No. 64115J106	Page 2 of 6 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is common stock, par value $0.01 of NetSolve, Incorporated, a Delaware corporation (“NetSolve”). The principal executive offices of NetSolve are located at 9500 Amberglen Boulevard, Austin, TX 78729.

Item 2. Identity and Background.

(a) The name of the corporation filing this statement is Cisco Systems, Inc., a California corporation, hereinafter sometimes referred to herein as “Cisco.”

(b) The address of Cisco’s principal office is 170 West Tasman Drive, San Jose, California 95134.

(c) Cisco manufactures and sells networking and communications products and provides services associated with that equipment and its use.

(d) Neither Cisco nor, to Cisco’s knowledge, any person named on Schedule A attached hereto during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Cisco nor, to Cisco’s knowledge, any person named on Schedule A attached hereto during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To Cisco’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States, except that Mario Mazzola is a citizen of Italy and James Richardson is a citizen of Canada.

Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Cisco as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration.

NetSolve entered into an Agreement and Plan of Merger, dated as of September 9, 2004, a copy of which is attached hereto as Exhibit 1 (the “Merger Agreement”), with Cisco that provides for the acquisition of NetSolve by Cisco by means of a merger of a wholly-owned subsidiary of Cisco (“Merger Sub”) with and into NetSolve. As a result of the merger, NetSolve would become a wholly-owned subsidiary of Cisco. As an inducement for Cisco to enter into the Merger Agreement and in consideration thereof, executive officers and directors of NetSolve, certain of their affiliates, and certain NetSolve stockholders identified on Schedule B (collectively the “Securityholders”), entered into a separate Voting Agreement with Cisco, dated September 9, 2004, the form of which is attached hereto as Exhibit 2 and more fully described in Item 4, whereby each Securityholder agreed to vote all of the shares of NetSolve common stock currently beneficially owned by such Securityholder or acquired by such Securityholder after such date (including by means of exercise of stock options) in favor of the merger and related matters. Each of these Securityholders also granted Cisco an irrevocable proxy granting Cisco the right to vote such shares in favor of such matters (the voting agreements and proxies together are referred to herein as the “Voting Agreements”). Cisco did not pay additional consideration to the Securityholders in exchange for the Voting Agreements.

CUSIP No. 64115J106	Page 3 of 6 Pages

References to, and descriptions of, the merger, the Merger Agreement and the Voting Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Schedule 13D and the Voting Agreement included as Exhibit 2 to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4. Purpose of Transaction.

(a) – (b) As described in Item 3 above, this Schedule 13D relates to the proposed acquisition of NetSolve by Cisco pursuant to the terms of the Merger Agreement. To induce Cisco to enter into the Merger Agreement, the Securityholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the merger.

The Merger Agreement provides that, at the effective time of the merger, each outstanding share of NetSolve common stock will be converted into the right to receive $11.00 in cash, without interest. In addition, Cisco will assume outstanding NetSolve stock options held by persons who are employed by Cisco following the merger. The assumed options will be converted into Cisco stock options based on an exchange ratio equal to $11.00 divided by the 10-day trailing average trading price of Cisco common stock leading up to the closing of the merger (and the exercise price of such options will be adjusted accordingly). NetSolve employees who are not employed by Cisco following the merger will receive, in exchange for each stock option held by each such person, an amount of cash equal to the product of (i) the number of shares of NetSolve common stock subject to such stock option that are vested immediately prior to the closing, and (ii) $11.00 less the exercise price of that stock option; provided, that, if the exercise price exceeds $11.00, no cash shall be received in exchange for such option.

By executing the Voting Agreements, the Securityholders have (i) agreed to vote all of the shares of NetSolve common stock currently beneficially owned by them or acquired prior to the expiration of the Voting Agreement, including by means of exercise of stock options, in favor of the merger, adoption of the Merger Agreement and any other matter that could reasonably be expected to facilitate the merger, and against any Acquisition Proposal (as defined in Section 5.3(a) of the Merger Agreement) and any other matter that might reasonably be expected to impede, delay or materially and adversely affect the merger, and (ii) granted irrevocable proxies to Cisco granting Cisco the right to vote such shares as specified in clause (i). The Securityholders may vote such shares on all other matters submitted to the NetSolve stockholders for their approval. The Voting Agreements terminate upon the earlier to occur of (i) termination of the Merger Agreement, and (ii) the effectiveness of the merger.

(c) Not applicable.

(d) It is anticipated that upon consummation of the merger, the officers and directors of Merger Sub shall become the officers and directors of NetSolve (the surviving corporation in the merger), until their respective successors are duly elected or appointed and qualified.

(e) Other than as a result of the merger described in Item 3 and above in this Item 4, not applicable.

(f) Not applicable.

(g) Upon consummation of the merger, the Certificate of Incorporation and Bylaws of NetSolve shall be amended and restated in their entirety according to the terms of Section 1.7 of the Merger Agreement.

CUSIP No. 64115J106	Page 4 of 6 Pages

(h) – (i) If the Merger is consummated as planned, NetSolve common stock will cease to be quoted on The Nasdaq Stock Market, Inc.’s National Market System and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Not applicable.

Item 5. Interest in Securities of the Issuer.

(a) – (b) As a result of the Voting Agreements, Cisco may be deemed to be the beneficial owner of 2,000,918 shares of NetSolve common stock. This number of shares represents approximately 17.1% of the issued and outstanding shares of NetSolve common stock based on the number of shares outstanding as of September 8, 2004 (as represented by NetSolve in the Merger Agreement). Cisco disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Cisco as to the beneficial ownership of such shares.

To Cisco’s knowledge, no shares of NetSolve common stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.

(b) Cisco may be deemed to have shared voting power of the 2,000,918 shares of NetSolve common stock held by stockholders of NetSolve who entered into the Voting Agreements due to Cisco’s right under the Voting Agreements to direct the voting of such shares with respect to the matters specified in the Voting Agreements (and to vote such shares in accordance with the proxies). However, Cisco does not control the voting of such shares with respect to other matters, and does not possess any other rights as a NetSolve stockholder with respect to such shares.

Information required by Item 2 (a)-(c) with respect to each securityholder of NetSolve that entered into a Voting Agreement with Cisco is set forth on Schedule B. To Cisco’s knowledge, none of the persons identified on Schedule B (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. To Cisco’s knowledge, each of the individuals identified on Schedule B is a citizen of the United States.

(c) To Cisco’s knowledge, no transactions in NetSolve common stock have been effected during the past sixty days by any person named pursuant to Item 2.

(d) To Cisco’s knowledge, no person other than the Securityholders identified on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e) Not applicable.

CUSIP No. 64115J106	Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The terms of the Voting Agreements are described under Item 4(a)-(b) above. The Voting Agreements also apply to any shares of NetSolve common stock acquired by the parties to such agreements after the date of the Voting Agreements, including by means of exercise of stock options. The number of shares that Cisco may be deemed to beneficially own as of the date of filing of this Schedule 13D, as reported herein, does not include the shares issuable upon exercise of the stock option referred to in the preceding sentence, nor any other shares issuable upon the exercise of stock options held by the parties to the Voting Agreements, and Cisco disclaims beneficial ownership of all such shares.

In addition, as required by the Merger Agreement, David D. Hood, Gregory K. Jones and Ken Kieley, President and CEO, Vice President, Sales and CFO, respectively, of NetSolve, each executed with NetSolve a Benefits Waiver dated September 8, 2004 whereby they waived their entitlement to accelerated vesting of their NetSolve stock options upon the occurrence of certain events, including a change of control of NetSolve.

Item 7. Materials to be Filed as Exhibits.

The following documents are incorporated by reference as exhibits:

Exhibit No.	Title
1	Agreement and Plan of Merger, dated September 9, 2004, by and among Cisco Systems, Inc., Reno Acquisition Corp. and NetSolve, Incorporated (incorporated by reference to Exhibit A to the Form 8-K (File No. 000-24983) filed by NetSolve on September 14, 2004).

2	Form of Voting Agreement, dated September 9, 2004, by and among Cisco Systems, Inc. and certain securityholders of NetSolve, Incorporated (incorporated by reference to Exhibit A to the Form 8-K (File No. 000-24983) filed by NetSolve on September 14, 2004).

CUSIP No. 64115J106	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2004	CISCO SYSTEMS, INC.

	By:	/s/ Dan Scheinman
Dan Scheinman
Senior Vice President,
Corporate Development

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A

Directors and Executive Officers of Cisco Systems, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems, Inc. Except as indicated below, the business address of each person is c/o Cisco Systems, Inc., 170 West Tasman Drive, San Jose, California 95134-1706.

BOARD OF DIRECTORS
Carol A. Bartz Chairman and CEO, Autodesk, Inc. 111 McInnis Parkway San Rafael, California 94903	Roderick C. McGeary Previously, Chairman and Chief Executive Officer of Brience, Inc.

M. Michele Burns Executive Vice President and Chief Restructuring Officer, Mirant Corporation 1155 Perimeter Center West, Suite 100 Atlanta, Georgia 30338	James C. Morgan Chairman, Applied Materials, Inc. 3050 Bowers Avenue Santa Clara, California 95054

Larry R. Carter Senior Vice President, Office of the President, Cisco Systems, Inc.	John P. Morgridge Chairman of the Board, Cisco Systems, Inc.

John T. Chambers President and CEO, Cisco Systems, Inc.	Donald T. Valentine Partner and Founder, Sequoia Capital 3000 Sand Hill Road Bldg. 4, Suite 180 Menlo Park, California 94025

James F. Gibbons, Ph.D. Professor (Research) of Electrical Engineering, Stanford University Stanford University Stanford, California 94305	Steven M. West Partner and Founder, Emerging Company Partners LLC 551 Lantern Court Incline Village, NV 89451

John L. Hennessy President, Stanford University Stanford University Stanford, California 94305	Jerry Yang Co-founder, Yahoo! Inc 701 First Avenue Sunnyvale, California 94089

EXECUTIVE OFFICERS

Name	Title
Larry R. Carter	Senior Vice President, Office of the President

John T. Chambers	President and CEO

Mark Chandler	Vice President, Legal Services, General Counsel and Secretary

Charles H. Giancarlo	Senior Vice President and Chief Technology Officer

Richard J. Justice	Senior Vice President, Worldwide Field Operations

Mario Mazzola	Senior Vice President, Chief Development Officer

Randy Pond	Senior Vice President, Operations, Systems and Processes

Dennis D. Powell	Senior Vice President and CFO

Betsy Rafael	Vice President, Corporate Controller and Principal Accounting Officer

James Richardson	Senior Vice President, Chief Marketing Officer

Schedule B

Parties to Voting Agreements with Cisco Systems, Inc.

The following table sets forth the name and principal occupation or employment of each securityholder of NetSolve that has entered into a Voting Agreement with Cisco in connection with the Merger Agreement, and the aggregate number of shares of NetSolve common stock held by each such person as of September 9, 2004. Except as otherwise indicated below, the business address of each person set forth on this Schedule B is: c/o NetSolve, Incorporated, 9500 Amberglen Boulevard, Austin, TX 78729.

Name	Shares Held as of September 9, 2004
H. Perry Barth (Chief Accounting Officer, NetSolve, Incorporated)	6,600
Cornerstone Management Profit Sharing Plan f/b/o J. Michael Gullard P.O. Box 1203, Menlo Park, CA 94026	2,073
Gateway Associates Profit Sharing Plan f/b/o John McCarthy U/A 12/31/91 8000 Maryland Ave., Suite 1190, St. Louis, MO 63105	33,500
Gateway Venture Partners III, Limited Partnership 8000 Maryland Ave., Suite 1190, St. Louis, MO 63105	374,995
Jeffrey Guillot (Vice President of Development, NetSolve, Incorporated)	—
Julie A. Guillot (Vice President of Operations, NetSolve, Incorporated)	—
James Michael Gullard (Corporate Director of Cornerstone Management, P.O. Box 1203, Menlo Park, CA 94026)	85,042	*
Gullard Family Trust P.O. Box 1203, Menlo Park, CA 94026	81,969
Jerome N. Gregoire (Rancher; Editor and columnist, CIO magazine)	—
Richard L. Hamilton (Vice President of Service Delivery, NetSolve, Incorporated)	600
David D. Hood (President and CEO, NetSolve, Incorporated)	—
Gregory K. Jones (Vice President of Sales, NetSolve, Incorporated)	—
Kenneth C. Kieley (Vice President of Finance, CFO, and Secretary, NetSolve, Incorporated)	133,500
G. Joseph Lueckenhoff (Vice President of Product Management, AT&T Wireless, 150 Mount Airy Road, Basking Ridge, NJ 07920)	650
John S. McCarthy (Partner, Gateway Associates L.P., 8000 Maryland Ave., Ste. 330, St. Louis, MO 63105)	472,560	**

Name	Shares Held as of September 9, 2004
New Enterprise Associates IV, L.P. 1119 St. Paul St., Baltimore, MD 21202	1,120,498
Jeffrey J. Quade (Vice President of Human Resources, NetSolve, Incorporated)	—
Terrence K. Sadowski (Vice President of Marketing, NetSolve, Incorporated)	3,500
Russell Sellers (Director of Product Development, NetSolve, Incorporated)	—
Spectra Enterprise Associates, L.P. 1119 St. Paul St., Baltimore, MD 21202	40,199
Howard D. Wolfe, Jr. (Managing General Partner of New Venture Partners, LP, New Venture Partners II, LP, New Venture Partners III, LP and New Venture Partners IV, LP, 1119 St. Paul St., Baltimore, MD 21202)	137,769
James L. Zucco, Jr. (CEO of Corente, Inc., 444 Madison Avenue, 39th Floor, New York, NY 10022)	—

*	includes 81,969 shares held by the Gullard Family Trust, 2,073 shares held by the Cornerstone Management Profit Sharing Plan f/b/o J. Michael Gullard and 500 shares held by each of his two children that reside with him.
**	includes 374,995 shares held by Gateway Venture Partners III, Limited Partnership and 33,500 shares held by the Gateway Associates Profit Sharing Plan f/b/o John McCarthy U/A 12/31/91.

EXHIBIT INDEX

Exhibit No.	Title
1	Agreement and Plan of Merger, dated as of September 9, 2004, by and among Cisco Systems, Inc., Reno Acquisition Corp. and NetSolve, Incorporated (incorporated by reference to Exhibit A to the Form 8-K (File No. 000-24983) filed by NetSolve on September 14, 2004).

2	Form of Voting Agreement, dated September 9, 2004, by and among Cisco Systems, Inc., and certain securityholders of NetSolve, Incorporated (incorporated by reference to Exhibit A to the Form 8-K (File No. 000-24983) filed by NetSolve on September 14, 2004).